UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Occidental Petroleum Corporation
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	95-4035997 (I.R.S. Employer Identification No.)
5 Greenway Plaza, Suite 110 Houston, Texas (Address of principal executive offices)	77046 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Warrants to Purchase Common Stock, par value $0.20	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered

The securities to be registered hereunder are 130 million warrants (the “Warrants”) to purchase up to an equivalent number of shares of common stock, par value $0.20 per share (the “Common Stock”), of Occidental Petroleum Corporation (the “Company”).  The Company will issue up to 130 million Warrants on or about August 3, 2020 as a distribution to holders of record of outstanding shares of Common Stock as of the close of business on July 6, 2020 (the “Record Date”) and pursuant to the Company’s outstanding equity-based incentive awards in connection with anti-dilution adjustments resulting from such distribution.  Holders of shares of Common Stock will be issued 0.125 Warrants for each share of Common Stock owned on the Record Date.  Fractional Warrants will not be issued but in lieu thereof the Warrant Agent will sell at the then-prevailing market prices a number of Warrants representing the aggregate amount of fractional Warrants that otherwise would have been issued and distribute the aggregate net cash proceeds of the sales (without interest and computed to the nearest cent) ratably to those holders of record of Common Stock who would otherwise have received fractional Warrants.

The Warrants will be issued by the Company pursuant to the Warrant Agreement, dated July 24, 2020 (the “Warrant Agreement”), between the Company and Equiniti Trust Company, as Warrant Agent.  The following description of the Warrants and the Warrant Agreement is only a brief summary and is qualified in its entirety by reference to the complete description of the terms of the Warrants set forth in the Warrant Agreement (including the Form of Warrant attached thereto), which has been filed as Exhibit 4.1 to this Registration Statement.  The Warrants have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), because the issuance of a dividend in the form of a Warrant is not a sale or disposition of a security or interest in a security for value pursuant to Section 2(a)(3) of the Securities Act. The Company has applied to list the Warrants on the New York Stock Exchange (“NYSE”) for trading under the symbol “OXY WS”.

Each Warrant will represent the right to purchase from the Company one share of Common Stock for cash at an initial exercise price of $22.00 per share, payable in U.S. dollars (subject to adjustment as described under “Anti-dilution Adjustments” below).  The Warrants will expire on August 3, 2027 (or if that date is not a Business Day (as defined below), the next Business Day) (the “Expiration Date”).  The Company will issue the Warrants in uncertificated, direct registration form. The Warrant Agent will not be required to effect any registration of transfer or exchange that would result in the issuance of a Warrant Certificate or book-entry position for a fraction of a Warrant. Warrant holders will not be entitled to receive physical certificates.  Registration of ownership will be maintained by the Warrant Agent.  The Company will at all times reserve for issuance the aggregate number of shares of Common Stock for which the Warrants may be exercised.  The Warrants will not be redeemable by the Company.

All or any part of the Warrants may be exercised prior to 5:00 p.m., New York City time, on any Business Day (each day that is not a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York) on or prior to the Expiration Date by delivering a completed form of election to purchase Common Stock and payment of the then-current exercise price in cash to the Warrant Agent.  Any such delivery that occurs on a day that is not a Business Day or is received after 5:00 p.m., New York time, on any given Business Day will be deemed received and exercised on the next succeeding Business Day.  Upon such delivery, the Company will issue such whole number of shares of Common Stock as the exercising Warrant holder is entitled to receive, and will pay or cause to be paid to such Warrant holder cash in lieu of fractional shares of Common Stock (without interest and computed to the nearest cent) otherwise issuable in connection with the exercise of the Warrant.  The shares of Common Stock issuable upon exercise will be issued by Equiniti Trust Company, the Company’s transfer agent, through the Company’s direct registration system for the account of the exercising Warrant holder.

The Warrant Agreement may be amended without the consent of any Warrant holder for the purpose of curing any ambiguity or curing, correcting or supplementing any defective or inconsistent provision, or for the purpose of adding or changing any other provisions, including, but not limited to, additions or changes with respect to matters or questions arising under the Warrant Agreement.  The consent of a majority in interest of the then-outstanding Warrants is required for any amendment that materially and adversely affects the interests of the holders of the then-outstanding Warrants.

A holder of unexercised Warrants, in his or her capacity as such, is not entitled to any rights of a holder of Common Stock, including, without limitation, the right to vote or to receive dividends or other distributions.

The Company has agreed in the Warrant Agreement to use commercially reasonable efforts to cause a shelf registration statement (including, at the Company’s election, an existing registration statement), filed pursuant to Rule 415 (or any successor provision) of the Securities Act, covering the issuance of Common Stock to the Warrant holders upon exercise of the Warrants to remain effective until the earlier of (i) such time as all Warrants have been exercised and (ii) the Expiration Date.  The Company may suspend the availability of the registration statement relating to the Warrants from time to time for a maximum of 45 days in a given 365-day period, if the Board of Directors of the Company (the “Board”) determines that such a suspension would be necessary to comply with applicable laws and the Company provides notice to the Warrant holders.  If the registration is so suspended in the 45 days prior to the Expiration Date, the Expiration Date will be delayed for a number of days equal to the number of days during such 45-day period that the registration statement was suspended.

The Warrants will be exercisable only if there is an effective shelf registration statement, filed pursuant to Rule 415 (or any successor provision) under the Securities Act, registering the issuance of Common Stock upon exercise that is not subject to suspension pursuant to the Warrant Agreement, and only if the shares of Common Stock issuable upon exercise are qualified for sale or exempt from qualification under the applicable securities laws of any relevant states or other jurisdictions.

All expenses related to the registration and approval of the Common Stock issuable upon exercise of the Warrants will be borne by the Company.

Record owners of Common Stock as of the Record Date will receive Warrants and cash in lieu of fractional Warrants (without interest and computed to the nearest cent) otherwise issuable in connection with the distribution credited to an account at the Warrant Agent, and can sell or exercise Warrants through the process established by the Warrant Agent.  Indirect, “street name” holders of Common Stock as of the Record Date will have the Warrants and any cash in lieu of fractional Warrants credited to the account of the broker, bank or other intermediary through which they hold shares. Indirect Warrant holders should contact their broker, bank or other intermediary for information on how to sell or exercise Warrants.

U.S. Federal Income Tax Treatment

We intend to treat the distribution of the Warrants as a taxable distribution for U.S. federal income tax purposes in an amount equal to the fair market value of the Warrants at the time of distribution.

Accordingly, non-U.S. holders of Common Stock will be subject to U.S. federal withholding tax at a rate of 30% (or lower treaty rate, if applicable) on the fair market value of the Warrants that would otherwise be delivered to them.  Such non-U.S. holders should expect applicable withholding agents (including the Warrant Agent, the Company, the Company’s agents, brokers and other intermediaries) will retain and sell a portion of the Warrants, or otherwise debit the relevant account, to fund the required withholding tax payment.  U.S. holders of Common Stock that have provided proper certification to the applicable withholding agent will not be subject to withholding.

The proper treatment of the distribution of the Warrants under U.S. federal income tax law is complex and may be uncertain in certain respects. Holders of Common Stock should consult their own tax advisors regarding the possible treatment of the distribution as tax-free for U.S. federal income tax purposes, including the possibility of filing with the U.S. Internal Revenue Service a claim for refund of any taxes withheld.

The number of shares of Common Stock that a holder is entitled to receive upon exercise of a Warrant and the exercise price of the Warrant are subject to certain anti-dilution and other adjustments, as described above.  Certain of these adjustments (including adjustments as a result of a taxable distribution to holders of any class of stock of the Company) could cause a holder to be deemed to receive a “constructive distribution” that is includible in income for U.S. federal income tax purposes. Non-U.S. holders would generally be subject to U.S. federal withholding tax on such a constructive distribution, which may be withheld from any amounts owed to a holder, including from shares of our Common Stock to be delivered upon exercise of the Warrants.

Holders of our Common Stock should consult their own tax advisor regarding the U.S. federal and other tax consequences of the distribution of the Warrants.

Anti-dilution Adjustments

The exercise price and number of shares of Common Stock issuable upon exercise of a Warrant will be subject to adjustment, without duplication, as follows, except that the Company will not make any such adjustments if each Warrant holder participates, at the same time and upon the same terms as holders of the Common Stock and solely as a result of holding the Warrants, in any of the transactions described below, without having to exercise such Warrant holder’s Warrants, as if such Warrant holder held a number of shares of Common Stock equal to the number of shares of Common Stock issuable upon exercise of such Warrant holder’s Warrants:

(a)          If the Company (i) declares and pays a dividend or makes a distribution on its Common Stock in shares of Common Stock, (ii) subdivides or reclassifies the outstanding shares of Common Stock into a greater number of shares or (iii) combines or reclassifies the outstanding shares of Common Stock into a smaller number of shares then, in such event:

(1)          the number of shares of Common Stock issuable upon exercise of a Warrant on the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification will be proportionately adjusted so that the Warrant holder after such date will be entitled to purchase the number of shares of Common Stock that such Warrant holder would have owned or been entitled to receive in respect of the shares of Common Stock subject to such Warrant after such date had such Warrant been exercised immediately prior to such date; and

(2)          the exercise price in effect on the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification will be adjusted to the number obtained by dividing (x) the product of (1) the number of shares of Common Stock issuable upon exercise of the Warrant before such adjustment and (2) the exercise price in effect immediately prior to the record or effective date, as the case may be, for the dividend, distribution, subdivision, combination or reclassification giving rise to the adjustment by (y) the new number of shares of Common Stock issuable upon exercise of the Warrant determined pursuant to clause (1) above.

(b)          If the Company issues shares of Common Stock (or rights or warrants or other securities exercisable or convertible into or exchangeable (collectively, a “conversion”) for shares of Common Stock (collectively, “convertible securities”)) (other than in Permitted Transactions (as defined below) or a transaction to which clause (a) above or clauses (c) or (d) below apply) without consideration or at a consideration per share in the case of Common Stock (or, in the case of rights, warrants or other securities, having a conversion price per share) that is less than 95% of the Market Price (as defined in the Warrant Agreement) on the last Trading Day (as defined in the Warrant Agreement) preceding the date on which the relevant sales price, conversion price or exercise price is established then, in such event:

(1)          the number of shares of Common Stock issuable upon exercise of a Warrant immediately prior to the date on which the sales price, conversion price or exercise price is established (the “Initial Number”) will be increased to the number obtained by multiplying the Initial Number by a fraction (a) the numerator of which will be the sum of (x) the number of shares of Common Stock of the Company outstanding on such date and (y) the number of additional shares of Common Stock issued (or into which convertible securities may be exercised or convert) and (b) the denominator of which will be the sum of (x) the number of shares of Common Stock outstanding on such date and (y) the number of shares of Common Stock that the aggregate consideration receivable by the Company for the total number of shares of Common Stock so issued (or into which convertible securities may be exercised or convert) would purchase at the Market Price on the last Trading Day preceding the date on which the sales price, conversion price or exercise price is established; and

(2)          the exercise price payable upon exercise of a Warrant will be adjusted by multiplying such exercise price in effect immediately prior to the date on which the sales price, conversion price or exercise price is established by a fraction, the numerator of which will be the number of shares of Common Stock issuable upon exercise of such Warrant prior to such date and the denominator of which will be the number of shares of Common Stock issuable upon exercise of such Warrant immediately after the adjustment described in paragraph (1) above.

For purposes of the foregoing, the aggregate consideration receivable by the Company in connection with the issuance of such shares of Common Stock or convertible securities will be deemed to be equal to the sum of the net offering price (after deduction of any related expenses payable to third parties) of all such securities plus the minimum aggregate amount, if any, payable upon exercise or conversion of any such convertible securities into shares of Common Stock; and “Permitted Transactions” will include issuances (1) as consideration for or to fund the acquisition by the Company of businesses and/or assets constituting a significant part of a business, (2) in connection with employee benefit plans and compensation related arrangements of the Company approved by the Board, (3) in connection with a broadly marketed offering and sale of Common Stock or convertible securities for cash and (4) upon exercise of rights, warrants or other securities exercisable or convertible into or exchangeable for shares of Common Stock outstanding on the date of the Warrant Agreement or in accordance with the terms (whether mandatory or optional) of any security, instrument or agreement outstanding or in effect on the date of the Warrant Agreement. Any adjustment made pursuant to clause (b) above will become effective immediately upon the date of such issuance.

(c)          If the Company fixes a record date for the making of a distribution to all holders of shares of its Common Stock of securities, evidences of indebtedness, assets, cash, rights or warrants (excluding (x) Ordinary Cash Dividends (as defined in the Warrant Agreement) and (y) dividends of its Common Stock and other dividends or distributions referred to in clause (i) above or clause (v) below), then, in each case:

(1)          the exercise price in effect prior to such record date will be reduced immediately thereafter to the price determined by multiplying the exercise price in effect immediately prior to the reduction by the quotient of (x) the Market Price of the Common Stock on the last Trading Day preceding the first date on which the Common Stock trades regular way on the NYSE without the right to receive such distribution, minus the amount of cash or the Fair Market Value (as defined in the Warrant Agreement) of the securities, evidences of indebtedness, assets, rights or warrants to be so distributed in respect of one share of Common Stock (the “Per Share Fair Market Value”) divided by (y) such Market Price on such date specified in clause (x); such adjustment will be made successively whenever such a record date is fixed; and

(2)          the number of shares of Common Stock issuable upon exercise of each Warrant will be increased to the number obtained by dividing (x) the product of (1) the number of shares of Common Stock issuable upon exercise of each Warrant before such adjustment, and (2) the exercise price in effect immediately prior to the distribution giving rise to this adjustment by (y) the new exercise price determined in accordance with paragraph (1) above.

In the case of adjustment for a cash dividend that is, or is coincident with, a quarterly dividend, the Per Share Fair Market Value will be reduced by the per share amount of the portion of the cash dividend that would constitute an Ordinary Cash Dividend. In the event that such distribution is not so made, the exercise price and the number of shares of Common Stock issuable upon exercise of each Warrant then in effect will be readjusted, effective as of the date when the Board determines not to distribute such shares, evidences of indebtedness, assets, rights, cash or warrants, as the case may be, to the exercise price that would then be in effect and the number of shares of Common Stock issuable upon exercise of each Warrant that would then be issuable upon exercise of each Warrant if such record date had not been fixed.

(d)          If the Company effects a Pro Rata Repurchase (as defined in the Warrant Agreement) of Common Stock, then:

(1)          the exercise price will be adjusted to the price determined by multiplying the exercise price in effect immediately prior to the effective date of such Pro Rata Repurchase by a fraction of which the numerator will be (x) the product of (1) the number of shares of Common Stock outstanding immediately before such Pro Rata Repurchase and (2) the Market Price of a share of Common Stock on the Trading Day immediately preceding the first public announcement by the Company or any of its affiliates of the intent to effect such Pro Rata Repurchase, minus (y) the aggregate purchase price of the Pro Rata Repurchase, and of which the denominator will be the product of (1) the number of shares of Common Stock outstanding immediately prior to such Pro Rata Repurchase minus the number of shares of Common Stock so repurchased and (2) the Market Price per share of Common Stock on the Trading Day immediately preceding the first public announcement by the Company or any of its affiliates of the intent to effect such Pro Rata Repurchase; and

(2)          the number of shares of Common Stock issuable upon exercise of each Warrant will be adjusted to the number obtained by dividing (x) the product of (1) the number of shares of Common Stock issuable upon exercise of such Warrant before such adjustment, and (2) the exercise price in effect immediately prior to the Pro Rata Repurchase giving rise to this adjustment by (y) the new exercise price determined in accordance with paragraph (1) above.

(e)          (i) If the Company distributes or is deemed to have distributed, or fixes a record date for the making of a distribution, to all holders of shares of its Common Stock of rights or warrants pursuant to a stockholder rights plan commonly known as a “poison pill” (a “Rights Plan”), which rights or warrants are not exercisable until the occurrence of a specified event or events (a “Trigger Event”), in each such case, upon the occurrence of the earliest such Trigger Event, the exercise price in effect prior to such Trigger Event will be reduced immediately after such Trigger Event to the price determined by multiplying the exercise price in effect immediately prior to the reduction by the quotient of (i) the Market Price of the Common Stock on the last Trading Day preceding the date of such Trigger Event (or, if the occurrence of such Trigger Event is not publicly disclosed as of the date of such Trigger Event, the last Trading Day preceding the first date on which the occurrence of such Trigger Event is publicly disclosed) (either such date, as applicable, the “Pre-Trigger Event Date”), minus the Fair Market Value of the rights or warrants distributed in respect of one share of Common Stock (determined as of the date of such Trigger Event or public disclosure of such Trigger Event, as applicable, after giving effect to the occurrence of such Trigger Event), divided by (ii) such Market Price on the Pre-Trigger Event Date; such adjustment will be made successively whenever any Trigger Event occurs under any Rights Plan and, with respect to any Rights Plan with respect to which an adjustment has been made, a corresponding adjustment will be made successively whenever any subsequent adjustment to the applicable rights or warrants is made pursuant to the terms of such Rights Plan to the extent such adjustment has not been made pursuant to the other terms of the Warrants.  In such event, the number of shares of Common Stock issuable upon exercise of each Warrant will be increased to the number obtained by dividing (x) the product of (1) the number of shares of Common Stock issuable upon exercise of each Warrant before such adjustment, and (2) the exercise price in effect immediately prior to the applicable Trigger Event or subsequent adjustment by (y) the new exercise price determined in accordance with the immediately preceding sentence.

(ii) In the event of any distribution (or deemed distribution) of rights or warrants, or any Trigger Event with respect thereto described in clause (e)(i) above:

(1)          upon the redemption or repurchase by the Company of any such rights or warrants without exercise by the holders thereof, (x) in the event that a Trigger Event will have occurred and an adjustment to the Exercise Price and number of shares of Common Stock issuable upon exercise of each Warrant will have been made pursuant to clause (e)(i) above, the exercise price and number of shares of Common Stock issuable upon exercise of such Warrant will be readjusted as if such rights or warrants had not been distributed, and (y) whether or not a Trigger Event will have occurred, the exercise price and the number of shares of Common Stock issuable upon exercise of such Warrant will be adjusted or readjusted, as applicable, pursuant to the terms of clause (c) above upon such redemption or repurchase as though it were a cash distribution (but not an Ordinary Cash Dividend) equal to the per share redemption or repurchase consideration received by holders of shares of Common Stock with respect to such rights or warrants (assuming such holder had retained such rights or warrants) made to all holders of shares of Common Stock as of the date of such redemption or repurchase, it being understood that if a readjustment has occurred pursuant to clause (x) above, the readjustment described in this clause (y) will occur immediately following such readjustment made pursuant to clause (x); and

(2)          in the event that a Trigger Event will have occurred and an adjustment to the exercise price and number of shares of Common Stock issuable upon exercise of each Warrant will have been made pursuant to clause (e)(i) above, in the case all such rights or warrants will have expired or been terminated without exercise by any holders thereof, the exercise price and the number of shares of Common Stock issuable upon exercise of each Warrant will be readjusted as if such rights and warrants had not been distributed.

(iii) If the Company has a Rights Plan in effect with respect to its Common Stock, upon exercise of a Warrant, notwithstanding anything to the contrary in such Rights Plan, including any rights agreement or documents or instruments entered into as part of such Rights Plan, the Warrant holder will be entitled to receive, in addition to the shares of Common Stock issuable upon exercise of each Warrant, a corresponding number of rights under such Rights Plan, unless (A) a Trigger Event occurs prior to such exercise, in which case the adjustments (if any are required) to the exercise price and the number of shares of Common Stock issuable upon exercise of the Warrant with respect thereto will be made in accordance with clause (e)(i) above, or (B) the Warrant holder has provided written notice to the Company that it has elected not to receive such rights.

(iv) Any adjustment to the exercise price and the number of shares of Common Stock issuable upon exercise of each Warrant will be made subject in all respects to the other anti-dilution adjustment provisions of the Warrant Agreement (but without duplication); provided that certain limitations, as described in the Warrant Agreement, apply.

In addition, the Company may, but will not be required to, make such decreases in the exercise price, in addition to those required by the above provisions, as the Board considers to be advisable for any reason, including, without limitation, in order to avoid or diminish any income tax to any holders of shares of Common Stock or to any Warrant holders resulting from any dividend or distribution of stock or from any event treated as such for income tax purposes or for any other reason.

All calculations made pursuant to the adjustment provisions described above will be made to the nearest one-tenth (1/10th) of a cent or to the nearest one-hundredth (1/100th) of a share, as the case may be. No adjustment in the exercise price or the number of shares of Common Stock into which a Warrant is exercisable will be made if the amount of such adjustment would be less than $0.01 or one-tenth (1/10th) of a share of Common Stock, but any such amount will be carried forward and an adjustment with respect thereto will be made at the time of and together with any subsequent adjustment that, together with such amount and any other amount or amounts so carried forward, will aggregate $0.01 or 1/10th of a share of Common Stock, or more.

In any case in which the above provisions require that an adjustment become effective immediately after a record date for an event, the Company may defer until the occurrence of such event (i) issuing to the holder of a Warrant exercised after such record date and before the occurrence of such event the additional shares of Common Stock issuable upon such exercise by reason of the adjustment required by such event over and above the shares of Common Stock issuable upon such exercise before giving effect to such adjustment and (ii) paying to such Warrant holder any amount of cash in lieu of a fractional share of Common Stock; provided, however, that the Company upon request will deliver to such Warrant holder a due bill or other appropriate instrument evidencing such Warrant holder’s right to receive such additional shares, and such cash, upon the occurrence of the event requiring such adjustment.

Any adjustments will be made successively whenever an event referred to above occurs.  If an adjustment in exercise price made pursuant to the above provisions would reduce the exercise price to an amount below the par value of the Common Stock, then such adjustment will reduce the exercise price to the par value of the Common Stock.

Business Combinations and Reorganizations

In the event of a merger, consolidation, statutory share exchange or similar transaction that requires the approval of the Company’s stockholders (a “Business Combination”) or reclassification of Common Stock, other than a reclassification of Common Stock referred to in “Anti-dilution Adjustments” above, the right of a Warrant holder to receive Common Stock upon exercise of a Warrant will be converted into the right to exercise a Warrant to acquire the number of shares of stock or other securities or property (including cash) that the Common Stock issuable (at the time of such Business Combination or reclassification) upon exercise of such Warrant immediately prior to such Business Combination or reclassification would have been entitled to receive upon consummation of such Business Combination or reclassification (the amount of such shares, other securities or property in respect of a share of Common Stock being herein referred to as a “Unit of Reference Property”).  If the Business Combination causes the Common Stock to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), then the composition of the Unit of Reference Property into which the Warrants will be exercisable will be deemed to be the weighted average of the types and amounts of consideration actually received by the holders of Common Stock per share of Common Stock.

Item 2. Exhibits.

4.1
Warrant Agreement (including Form of Warrant), dated July 24, 2020, between Occidental Petroleum Corporation and Equiniti Trust Company,  as Warrant Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed July 27, 2020)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

OCCIDENTAL PETROLEUM CORPORATION

Date: July 27, 2020	By:	/s/ Nicole E. Clark
		Name:	Nicole E. Clark
		Title:	Vice President, Deputy General Counsel and Corporate Secretary